Exhibit 99.1

Galmed Granted "Preferred Technological Enterprise" Status Which

May Provide the Company with Significant Financial Benefits

TEL AVIV, Israel, February 7, 2018 -- Galmed Pharmaceuticals, Ltd. (Nasdaq: GLMD), ("Galmed" or the "Company"), a clinical-stage biopharmaceutical company focused on the development of a once-daily, oral therapy for the treatment of nonalcoholic steatohepatitis, or NASH and other liver diseases, today announced that the Israeli Tax Authority has issued a tax ruling granting Galmed Research and Development Ltd. (a wholly owned subsidiary of the Company, owner of all of Galmed's IP) ("Galmed R&D") "Preferred Technological Enterprise" status, subject to the conditions and terms of the tax ruling.

The grant of the status means that Galmed R&D will be subject to a reduced Israeli corporate tax rate that will range between 6%-12% on any future taxable "technological income" which includes sales, licenses and royalties from its IP protected products.

Dividends distributed to non-Israeli resident corporate shareholders that hold at least 90% (directly, or under certain conditions, indirectly) of Galmed R&D shares, would be generally subject to a withholding tax at a rate of up to 4%, and at a rate of up to 20% if otherwise.

"We are thrilled to have been approved for "Preferred Technological Enterprise" status", said Yohai Stenzler, CFO. "The new status presents an opportunity to greatly reduce potential future tax liabilities and therefore may create meaningful additional value as we consider alternatives including global licensing and collaboration opportunities."

The tax ruling applies for five years until 2022 and may be extended for further periods subject to meeting certain requirements.

About Aramchol™ and Non-alcoholic Steatohepatitis (NASH)

Aramchol™ (arachidyl amido cholanoic acid) is a novel fatty acid bile acid conjugate, inducing beneficial modulation of intra-hepatic lipid metabolism. Aramchol™'s ability to modulate hepatic lipid metabolism was discovered and validated in animal models, demonstrating down regulation of the three key pathologies of NASH: steatosis, inflammation and fibrosis. The effect of Aramchol™ on fibrosis is mediated by down regulation of steatosis and directly on human collagen producing cells. Aramchol™ has been granted Fast Track designation status by the FDA for the treatment of NASH.

NASH is an emerging world crisis impacting an estimated 3% to 5% of the U.S. population and an estimated 2% to 4% globally. It is the fastest growing cause of liver cancer and liver transplant in the U.S. due to the rise in obesity. NASH is the progressive form of non-alcoholic fatty liver disease that can lead to cardiovascular disease, cirrhosis and liver-related mortality.

About Galmed Pharmaceuticals Ltd.

Galmed is a clinical-stage biopharmaceutical company focused on the development of Aramchol™, a first in class, novel, once-daily, oral therapy for the treatment of NASH for variable populations, as well as other liver associated disorders. Galmed is currently conducting the ARREST Study, a multicenter, randomized, double blind, placebo-controlled Phase IIb clinical study designed to evaluate the efficacy and safety of Aramchol™ in subjects with NASH, who are overweight or obese, and who are pre-diabetic or type-II-diabetic. Galmed also sponsors the ARRIVE Study, a proof-of-concept Phase IIa clinical trial designed to evaluate the safety and efficacy of Aramchol™ in up to 50 patients with HIV-associated NAFLD and lipodystrophy. The ARRIVE Study is an investigator-initiated trial, conducted at the University of California San Diego by Professor Rohit Loomba. More information about the ARREST Study and the ARRIVE Study may be found on ClinicalTrials.gov identifiers: NCT02279524 and NCT02684591, respectively.

Forward-Looking Statements:

This press release may include forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to Galmed's objectives, plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that Galmed intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as "believes," "hopes," "may," "anticipates," "should," "intends," "plans," "will," "expects," "estimates," "projects," "positioned," "strategy" and similar expressions and are based on assumptions and assessments made in light of management's experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause Galmed's actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the timing and cost of Galmed's ongoing Phase IIb ARREST Study, and planned Phase III trials for Aramchol™, or whether Phase III trials will be conducted at all; completion and receiving favorable results of these Phase IIb ARREST Study and Phase III trials for Aramchol™; regulatory action with respect to Aramchol™ by the FDA or the EMA; the commercial launch and future sales of Aramchol™ or any other future products or product candidates; Galmed's ability to comply with all applicable post-market regulatory requirements for Aramchol™ in the countries in which it seeks to market the product; Galmed's ability to achieve favorable pricing for Aramchol™; Galmed's expectations regarding the commercial market for NASH in patients who are overweight or obese and have pre diabetes or type II diabetes mellitus; third-party payor reimbursement for Aramchol™; Galmed's estimates regarding anticipated capital requirements and Galmed's needs for additional financing; market adoption of Aramchol™ by physicians and patients; the timing, cost or other aspects of the commercial launch of Aramchol™; the development and approval of the use of Aramchol™ for additional indications or in combination therapy; and Galmed's expectations regarding licensing, acquisitions and strategic operations. More detailed information about the risks and uncertainties affecting Galmed is contained under the heading "Risk Factors" included in Galmed's most recent Annual Report on Form 20-F filed with the SEC on March 23, 2017, and in other filings that Galmed has made and may make with the SEC in the future. The forward-looking statements contained in this press release are made as of the date of this press release and reflect Galmed's current views with respect to future events, and Galmed does not undertake and specifically disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

Bob Yedid

LifeSci Advisors, LLC

646-597-6989

bob@lifesciadvisors.com

Guy Nehemya

VP Operations,

Galmed Pharmaceuticals Ltd.

guy@galmedpharma.com